WIRELESS ATTACHMENTS , INC.

2789 S Lamar Street

Denver, Colorado 80227

303-763-7527

December 16, 2013

Tara Hawkins, Staff Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C.

HarkinsT@sec.gov

Re:	Wireless Attachments, Inc. Form 10-K for the Fiscal Year Ended March 31, 2013 Filed June 24, 2013 File No.: 333-175825

Dear Ms. Hawkins:

This letter is in response to your correspondence of December 2, 2013. You have advised that our request for a 10 day extension has been granted to comply with your letter dated December 2, 2013.

We will revise the certification for the Form 10-K for the period ending March 31, 2013, as set forth in the following language. We enclose this proposed language for your review. Please advise appropriately. We will also revise the language of the 10-Q where appropriate:

EXHIBIT 31.1

CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
BY PRINCIPAL EXECUTIVE OFFICER AND PRINCIPAL FINANCIAL OFFICER
REGARDING FACTS AND CIRCUMSTANCES RELATING TO EXCHANGE ACT FILINGS

I, Steve S. Sinohui, Chief Executive Officer and Chief Financial Officer of the Company, pursuant to Secton 302 of the Sarbanes-Oxley Act of 2002, certify that:

1.	I have reviewed this annual report on Form 10-K of Wireless Attachments, Inc.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the small business issuer and have:

a.	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b.	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under my supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c.	Evaluated the effectiveness of the registrants disclosure controls and procedures and presented in this report my conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d.	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	I have disclosed, based on my most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a.	All significant deficiencies and material weaknesses in the design or operating of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b.	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Steve S. Sinohui
Steve S. Sinohui, Chief Executive Officer
and Chief Financial Officer

We will revise the certification furnished pursuant to Rule 13a-14(b) of the Exchange Act to Form 10-K for the fiscal year March 31, 2013, by referring to March 31, 2013 rather than the year ended March 31, 2012.

We will file this correspondence with EDGAR under the correspondence section.

We advise on behalf of Wireless Attachments, Inc:

1.	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Regards,

/s/ Steve Sinohui, Chief Executive Officer

and Chief Financial Officer